EXHIBIT 3(ii)

STATE OF DELAWARE

RESTATED CERTIFICATE OF INCORPORATION

OF

REX American Resources Corporation

Pursuant to Section 245(c) of the Delaware General Corporation Law of the State of Delaware, this Restated Certificate of Incorporation was adopted by the Board of Directors without a vote of the stockholders and only restates and integrates and does not further amend the provisions of the corporation’s Certificate of Incorporation as theretofore amended or supplemented, and there is no discrepancy between those provisions and the provisions of this Restated Certificate and hereby certifies as follows:

1. The corporation was originally incorporated on February 13, 1984, under the name of Audio/Video Affiliates, Inc. On June 23, 1993, the Corporation’s name was changed to REX Stores Corporation. On June 9, 2010, the Corporation’s name was changed to REX American Resources Corporation.

2. The address of its registered office in the State of Delaware is 1209 Orange Street, Wilmington, Delaware 19801, New Castle County. The name of its registered agent at such address is The Corporation Trust Company.

3. The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

4. The total number of shares of stock which the Corporation shall have authority to issue is Ninety Million (90,000,000) and the par value of each of such share is One Cent ($0.01).

The number of authorized shares of any class or classes of stock may be increased or decreased by the affirmative vote of the holders of a majority of the stock of the Corporation entitled to vote.

5. The Corporation is to have perpetual existence.

6. In furtherance and not in limitation of the powers conferred by statute, the Board of Directors if expressly authorized to make, alter or repeal the By-Laws of the Corporation.

7. Elections of Directors need not be by written ballot unless the By-Laws of the Corporation shall so provide.

Meetings of the stockholders may be held within or without of the State of Delaware, as the By-Laws may provide. The books of the Corporation may be kept (subject to any provision contained in the statutes) outside the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the By-Laws of the Corporation.

8. The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon the stockholders herein are granted subject to this reservation.

9. To the fullest extent now or hereafter permitted by the Delaware General Corporation Law, a director of the Corporation shall not be liable to the Corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director.

Notwithstanding the fact that a lesser percentage may be specified by law, the affirmative vote of the holders of Sixty-six and two-thirds percent (66 2/3%) or more of the voting power of all shares of the Corporation then outstanding and entitled to vote thereon, voting together as a single class, shall be required to amend or repeal, or adopt any provision inconsistent with this Section 9.

IN WITNESS WHEREOF, the Corporation has caused this Restated Certificate of Incorporation to be signed this 2nd day of June, 2026.

/s/ Edward M. Kress
Edward M. Kress, Secretary